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04030877

June 16, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on June 15, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

dw 6/22

15 June 2004

Marks and Spencer Group plc ("Marks & Spencer" or "the Group")

Operational Update

Since his appointment as Chief Executive on 31 May 2004, Stuart Rose and the senior management team have made good progress in reviewing the Group.

Marks & Spencer intends to set out its plans to improve operating performance across the Group, as well as providing an update on current trading, on Monday 12 July 2004.

As previously announced, the AGM will take place on Wednesday 14 July 2004.

PRESS ENQUIRIES

Marks & Spencer	
Corporate Press Office	020 7268 1919
Investor Relations, Tony Quinlan	020 7268 4195
Tulchan	020 7353 4200
Andrew Grant	
Katie Macdonald-Smith	

The Directors of Marks and Spencer Group plc accept responsibility for the information contained in this announcement and confirm that, to the best of their knowledge and belief, (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.